United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
October 2007
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑       Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐       No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐       No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐       No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Press Release
Signature Page

PRESS RELEASE
LISTED COMPANY
CORPORATE TAX CODE (CNPJ) # 33,592,510/0001-54
BOARD OF TRADE REGISTRATION (NIRE) # 33,300,019,766
Free translation
MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING OF COMPANHIA VALE DO RIO DOCE, HELD OCTOBER 18, 2007.
On October 18, 2007, at 10.30 am, the members of the Board of Directors Messrs. Sérgio Ricardo Silva Rosa — Chairman, José Ricardo Sasseron, Jorge Luiz Pacheco, Sandro Kohler Marcondes, Renato da Cruz Gomes, João Batista Cavaglieri and Francisco Augusto da Costa e Silva, and the alternate members Messrs. Wanderley Viçoso Fagundes and Caio Marcelo de Medeiros Melo, met, ordinarily, at the Company’s head office, at Avenida Graça Aranha, 26, 19th floor, Rio de Janeiro, having unanimously resolved the following: “PAYMENT OF SECOND TRANCHE OF SHAREHOLDERS DIVIDEND — In compliance with CVRD Dividend Policy to the Shareholder, approved in the Extraordinary General Shareholder Meeting held on April 27, 2005, and with the Announcement released on January 23, 2007, the Board of Directors approved the payment of the second tranche of shareholder’s remuneration, from October 31, 2007 on, in the amount of R$1.904.490.000,00, of which R$1.890.088.042,00 corresponds to the fiscal year ended December 31, 2006 and R$14.401.958,00 corresponds to the earnings from the financial statement of June 30, 2007. From the deliberated amount, R$1.845.350.000,00 will be paid as interest on shareholders’ equity, equivalent to the total amount of R$0,381871008 per share, which is subject to withholding income tax at a rate of 15%, and R$59.140.000,00 as of dividends, equivalent to R$0,012238248 per share, representing the total amount of R$0,394109256 per common or preferred shares. All the holders, which on October 18, 2007, have shares issued by CVRD, and all the holders, which on October 23, 2007, have American Depositary Receipts of CVRD shall be entitled to receive such payment. I hereby attest that the deliberation above was excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company.
Rio de Janeiro, October 18, 2007.

Maria Isabel dos Santos Vieira
Secretary

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: October 19, 2007	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations